Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11598

SUPPLEMENT DATED JANUARY 12, 2022

TO OFFERING CIRCULAR DATED SEPTEMBER 15, 2021

Emerging Fuels Technology, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated September 15, 2021 of Emerging Fuels Technology, Inc. (the “Company”). The Offering Circular is available HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to add Justly Markets LLC as a broker-dealer as part of the selling group for the Company’s offering under Regulation A (the “Offering”) and to reflect an increase in the fees and commissions that the Company has agreed to pay to broker-dealers.

As a result, the Company amends and restates the following sections of its Offering Circular:

COVER PAGE

6024 S. 116th East Avenue

Tulsa, Oklahoma 74146

Tel.: 918.286.6802

20,833,333 SHARES OF NON-VOTING COMMON STOCK

MINIMUM INVESTMENT: $360

SEE “SECURITIES BEING OFFERED” AT PAGE 40

	Price to Public	Underwriting discount and commissions (1)	Proceeds to issuer
Per share	$3.60	$0.216	$3.384
Total Maximum	$74,999,998.80	$4,499,999.93	$70,499,998.90

(1)	The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to act as the broker-dealer of record in connection with this offering, but not for underwriting or placement agent services. Dalmore has entered into a commission-sharing agreement with Justly Markets LLC (“Justly”) under which Justly will act as a selling group member for the Company’s offering. This includes the 1% commission payable to Dalmore and the 5% commission payable to Justly, assuming all investments are made through the platform operated by Justly, but it does not include the one-time set-up fee and consulting fee payable by the Company to Dalmore. Dalmore will also be providing certain administrative and compliance related functions in connection with this offering. See “Plan of Distribution and Selling Securityholders” for details.

PLAN OF DISTRIBUTION, page 18

Plan of Distribution

The Company is offering up to 20,833,333 shares of Non-Voting Common Stock at a price of $3.60 per share, as described in this Offering Circular. The minimum investment is $360.

The Company intends to market the shares in this Offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular on online investment platforms. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the Company’s website (www.emergingfuels.com) on a landing page that relates to the offering, https://invest.emergingfuels.com, and on a landing page that relates to the offering on a platform operated by Justly Markets LLC (“Justly”) at www.investjustly.com. Investors who choose to invest through the platform operated by Justly will be required to register on the platform before being able to view the Company’s offering page.

The offering will terminate at the earlier of the date at which the maximum offering amount has been sold and the date at which the offering is earlier terminated by the Company, in its sole discretion.

The Company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the Company.

Commissions and Discounts

The Company has engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the Commission and a member of FINRA, to perform the following administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services:

•	Review investor information, including KYC (“Know Your Customer”) data, perform AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the Company whether or not to accept an investor as a customer.

•	Review each investor’s subscription agreement to confirm such investor’s participation in the offering and provide a determination to the Company whether or not to accept the use of the subscription agreement for the investor’s participation.

•	Contact and/or notify the Company, if needed, to gather additional information or clarification on an investor;

•	Not provide any investment advice nor any investment recommendations to any investor;

•	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or in its performance pursuant to the terms of the agreement (e.g., as needed for AML and background checks); and

•	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, the Company has agreed to pay Dalmore a commission equal to 1% of the amount raised in the offering to support the offering on all newly invested funds after the issuance of a No Objection Letter by FINRA. In addition, the Company has paid Dalmore a one-time advance set up fee of $5,000 to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Dalmore, such as, among other things, preparing the FINRA filing. Dalmore will refund any fee related to the advance to the extent it is not used, incurred or provided to the Company. The Company will also pay a one-time consulting fee of $20,000 which will be after FINRA issues a No Objection Letter and the Commission qualifies the offering. Assuming all of the shares of Non-Voting Common Stock are sold through the offering page maintained by the Company, the Company estimates that total fees due to pay Dalmore, including the advance set up fee, would be $774,999.99 for a fully-subscribed offering.

2

Justly, a broker-dealer registered with the Commission and a member of FINRA, has been engaged by Dalmore to act as a selling group member. The Company has agreed to pay Dalmore an additional commission equal to 5% of the amount of the offering for all investments processed through the platform operated by Justly. Dalmore will pay such additional commission to Justly. Assuming all of the shares of Non-Voting Common Stock are sold through the platform operated by Justly, the Company estimates that total fees for a fully-subscribed offering due to pay Dalmore, including the advance set up fee, would be $774,999.99 and the total fees due to pay Justly will be $3,749,999.95, or a total of $4,524,999.94 in total fees and commissions.

Transfer Agent

We have engaged KoreTransfer USA LLC to act as our transfer agent (the “Transfer Agent”) for the Company’s securities.

Investors’ Tender of Funds

After the Commission has qualified the Offering Statement, the Company will accept tenders of funds to purchase the Non-Voting Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their securities on the same date). Investors may subscribe by tendering funds via ACH, credit card, wire or check. Subscriptions via credit card will be processed via a third-party payment processor integrated. The Company estimates that processing fees for credit card subscriptions will be approximately 2.3%-3% of total funds invested per transaction. The Company intends to pay these fees on behalf of investors. Investors should note that processing of checks and credit cards by financial institutions has been impacted by restrictions on businesses due to the coronavirus pandemic. Delays in the processing and closing of subscriptions paid by check may occur, and credit card processing fees may fluctuate. Upon closing, funds tendered by investors will be made available to the Company for its use. The Company estimates that approximately 50% of the gross proceeds raised in this offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in the “Use of Proceeds to Issuer” section of this Offering Circular.

In order to invest you will be required to subscribe to the Offering at https://invest.emergingfuels.com or at www.investjustly.com and agree to the terms of the offering and the subscription agreement. Investors who choose to invest through the platform operated by Justly will be required to register on the platform before being able to view the Company’s offering page.

Upon confirmation that an investor’s funds have cleared, the Company will instruct the Transfer Agent to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor.

In the event that it takes some time for the Company to raise funds in this offering, the Company may rely on cash on hand, or may seek to raise funds by conducting a new offering of equity or debt securities, including the proceeds from private placement of Convertible Balloon Loans. See “MD&A – Liquidity and Capital Resources.”

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the Company based on the agreement to be brought in the state courts in Tulsa County in the State of Oklahoma (or in the event of exclusive federal jurisdiction, the courts of the Northern District of Oklahoma), for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Although we believe the provision benefits us by providing increased consistency in the application of Oklahoma law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

3

USE OF PROCEEDS TO ISSUER, page 20

The net proceeds of a fully subscribed offering to the issuer, after total offering expenses, commissions and sales by selling shareholders, will be approximately $63.75 million, after deducting estimated offering expenses of approximately $11.25 million.

The following table breaks down the use of proceeds into different categories under various funding scenarios as follows:

	25% of Maximum Offering Amount (in millions)	50% of Maximum Offering Amount (in millions)	75% of Maximum Offering Amount (in millions)	Maximum Offering Amount (in millions)
Gross Proceeds to the Company	$18.75	$37.5	$56.25	$75.00
Estimated offering fees and expenses	$2.81	$5.63	$8.44	$11.25
Net Proceeds	$15.94	$31.87	$47.81	$63.75
BioGTL plants	$14.00	$20.25	$30.25	$30.25
Other capital expenditures	$ --	$0.50	$0.50	$0.50
FlareBuster plant equity	$ --	$8.82	$13.76	$26.7
Business Development	$0.50	$0.50	$1.00	$2.00
Patents/Legal/Other general and administrative expenses	$0.94	$1.00	$1.00	$2.00
Hiring	$0.20	$0.50	$1.00	$2.00
Expansion of research facility	$0.30	$0.30	$0.30	$0.30
Total net use of proceeds	$15.94	$31.87	$47.81	$63.75

Because the offering is a “best efforts” offering, we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering. In this event the use of proceeds will be adjusted by management based on the amount raised.

The Company reserves the right to change the use of proceeds at management’s discretion.

Based on a fully funded offering the Company plans to use the proceeds to design, fully develop and construct three BioGTL plants and one FlareBuster plant based on our proprietary technology. The BioGTL plants will utilize waste gases from a landfill or a biodigester and will produce approximately 58 barrel per day (“BPD”) each of renewable transportation fuels. The FlareBuster will preferably be sited to utilize low value natural gas or natural gas liquids or otherwise flared gas as a feedstock and will produce approximately 500 BPD of synthetic alternative fuels. The plant investment includes $0.25 million for a process design package for the BioGTL plants and $0.5 million for the FlareBuster. The Company plans to spend $2.0 million to develop the project sites. This includes renewable product certification, permitting, site specific engineering details for utilities, access, product storage and transportation connections etc. The Company plans to spend $2.0 million for hiring key personnel for project management, operations, accounting and technical support. The Company also plans to spend $0.30 million for upgrading the Company research control system to be compatible with process plant control hardware. The balance of proceeds is $2.45 million that will be used for legal, patents and general corporate purposes.

4